

December 2, 2010

Bruce E. Thomas
Senior Vice President and Chief Financial Officer
Community Bankers Trust Corporation
4235 Innslake Drive, Suite 200
Glen Allen, Virginia 23060

> **Re:** **Community Bankers Trust Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **File No. 001-32590**

Dear Mr. Thomas:

We have reviewed your supplemental responses filed on September 27, 2010 and October 25, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2010

Item 1. Financial Statements

Note 2. Securities, page 12

1.   We note your response to prior comment seven in our letter dated July 28, 2010 and your disclosure on page 12 that as part of your impairment analysis you considered your "ability to, and belief it is more likely than not you will" hold underwater debt securities until recovery of value. Please revise your disclosure in future filings beginning with

your 2010 Form 10-K to assert whether you consider your intention to *sell or requirement to sell* your underwater debt securities as required by ASC 320-10-35-34B in your impairment analysis.

Note 3. Loans Note Covered by FDIC Shared-Loss Agreement (Non-Covered Loans), page 13

2.   We note your response to prior comment eight in our letter dated July 28, 2010 and your disclosure on page 14 that the impaired loans balance increased by 125.2% from December 31, 2009 to September 30, 2010. Please revise your disclosure in future filings to provide a detailed and thorough discussion of each change made to your impaired loans identification policy during fiscal years 2009 and 2010. Please ensure your disclosure addresses the following items and please provide us with your proposed response:

  • Date and financial statement impact of your exclusion of "watch/special mention" loans as impaired loans;

  • Date and financial statement impact of all changes in your internal loan risk grading methodology;

  • The financial statement impact, if any, of these changes on your related allowance for loan losses; and

  • Disclose the fact that you engaged an external firm in May 2010 to review 65% of your non-covered loan portfolio and discuss the impact this had on your methodology.

3.   We note from your disclosure on page 14 that impaired non-covered loans totaled $127.12 million at September 30, 2010 and nonaccrual non-covered loans totaled $43.30 million. In addition, we note your policy for nonaccrual loans included in your response to prior comment eight in our letter dated July 28, 2010 that loans are placed on nonaccrual upon the earlier of "the determination that interest payments can no longer be made under the terms of the loan agreement or 90 days."   Please address the following and provide us with your proposed disclosure:

  • Revise future filings to clarify the amount of impaired loans on nonaccrual versus accrual status.

  • Further, we were unable to locate disclosure of a reconciliation of impaired loans to nonaccrual loans at each period end. As indicated in your response to prior comment eight, please revise future filings to include this reconciliation.

Note 4. Loans Covered By FDIC Shared-Loss Agreement (Covered Loans), page 16

4.   We note your disclosure on page 16 that you applied the provisions of ASC 310-30 to all loans acquired in the SFSB acquisition. Please revise future filings to provide separate ASC 310-30-50 disclosures for both the amount of loans that met the criteria of ASC 310-30 at the acquisition date and the amount of loans for which you analogized the requirements of ASC 310-30. Please provide us with your proposed disclosures.

5.   We note your response to prior comment nine in our letter dated July 28, 2010, including your rollforward of the allowance for loan losses related to covered loans. Please revise future filings, either here or in your accounting policies footnote, to disclose your accounting policy for "recoveries" related to covered loans. To this extent, please clarify that these "recoveries" are in fact reimbursements received from the FDIC and are different from recoveries recorded related to non-covered loans.

Note 5. FDIC Agreements and FDIC Indemnification Asset, page 18

6.   We note your disclosure on page 18 that the FDIC indemnification asset decreased from $76.11 million at December 31, 2009 to $61.17 million at September 30, 2010. In addition, we note your disclosure on page 39 that during the nine months ended September 30, 2010 the asset was reduced by $2.0 million due to lower than expected losses in the covered loan portfolio. In an effort to present clear and transparent disclosures please revise future filings to include a detailed rollforward of the FDIC indemnification asset to reflect all changes in the asset balance during the period. Please also include a narrative disclosure addressing the reason(s) for the charges. Please provide us with your proposed disclosures.

Note 12. Contingencies, page 29

7.   We note your disclosure on page 29 that the former Chief Strategic Officer received transaction-based bonus awards. In addition, we note your disclosure on page 23 of the March 31, 2010 Form 10-Q that discussions were ongoing with the Federal Reserve Bank of Richmond and the Virginia Bureau of Financial Institutions related to the violation these bonus awards may cause of the Federal Reserve System Regulation W and the rules and regulations of the TARP Capital Purchase Program. Please revise future filings to include the following:

- The nature of the contingency and current status of the discussions with the regulators;

- The amount of the bonus awards and date paid to the former Chief Strategic Officer; and

- An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made related to the non-approval of the bonus awards by the regulators.

Item 4. Controls and Procedures

Remediation Steps to Address Material Weakness, page 49

8.   We note from your disclosures on page 49 that you adopted enhanced policy and procedures for your allowance for loan losses in September 2010. Please address the following:

- Tell us and revise future filings to include a detailed discussion of the specific changes you made to your allowance for loan losses methodology during the third quarter, including how those changes impacted the timing and amount of your charge-offs and recording of the provision for loan losses.

- In your revised disclosure, please describe in detail the changes made to the impairment measurement process and the historical loss analysis including a description of the factors or policy before the revisions.

- Tell us and revise future filings to disclose the dollar amount of the impact from these changes to your allowance for credit losses methodology as required by ASC 250-10-50 (paragraph 22 of SFAS 154).

        You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3572 if you have questions.

        Sincerely,

        Brittany Ebbertt
        Staff Accountant